
Raise Green
The Climate Investment Platform

INVEST IN **RAISE GREEN**

Climate Investing for Everyone

LEAD INVESTOR



Omino Gardezi

This team has paved the way in climate fintech. I've seen this company lead the climate investing movement for over four years from the early days at Yale, now to thousands of investors and millions of dollars raised for climate companies. I work on advising many startups and fortune 100 business leaders, from marketing, to branding, to design, to growth strategy, and these guys are among the best. I believe they have everything they need to keep building the largest climate investing community in the world while they grow this business. It's highly on trend across fintech, climatetech and equity. Their product is visionary and gives everyone a way to help address the climate crisis while earning returns on investments or raise money to do good. Their pipeline has exploded as they've rapidly expanded sales, and they're ready to scale with your backing.

Invested $25,000 this round

raisegreen.com Boston Massachusetts

Technology | Marketplace | Fintech & Finance | Sustainability

Highlights

1. 2X YOY Platform Revenue growth from 2021 to 2022
2. 4.2X YOY growth in investors from 2021 to 2022
3. More than 10X growth in project pipeline over the last year months ($205M)
4. $2.7M raised from private & VC investment, by Techstars ABN Amro Future of Finance & angel investors
5. Awarded 2022 Impacting Investing Platform of the Year by Environmental Finance
6. >50% of our offerings listed are led by Black, minority &/or women executives
7. $1.7T in US climate investment catalyzed over the next 10 years expected from largest climate bill
8. ~52,000 Tons of Carbon Pollution Reduced

Our Team



Franz Hochstrasser CEO and Co-Founder



15-year expert in climate finance & policy. Served in the Obama White House and as Sr Advisor to the Special Envoy for Climate at State Dept on the team that successfully negotiated the Paris Agreement. Yale Masters in Sustainable Finance & Clean Energy.

In this decisive decade of climate emergency, our shared future is at stake. We all want to do something to help, but it's not always clear what to do. Climate impacts are already hitting every region of the world, affecting supply chains, and fueling conflicts, driving up energy costs and inflation. The good news is that we all have an opportunity to build a more healthy, just and sustainable world – if we work together, invest together, and grow the economy from the grassroots up. For the past hundred years, nine out of ten Americans have been left out of the lucrative opportunities to invest in private companies and local small businesses – but that changed a few years ago with regulators allowing for community financing. Americans have an estimated $5Trillion in bank deposits like checking and savings accounts collecting little to no interest. Now, thousands of Americans are already putting that money to work by investing as little as $100 into clean energy projects and climate companies on Raise Green. This lets them have the opportunity to make a financial return on their investments while they help reduce carbon pollution and strengthen community resilience.



Jackie Logan Chief Investment Officer and Co-Founder

20+ years experience across financial markets. Almost a decade with Goldman Sachs in private wealth and compliance, and 12+ years at JP Morgan in institutional fixed income sales and trading. Deep expertise in sales and compliance. UPenn Wharton MBA.



Alison Silverstein Chief Operations Officer & Advisory Board Chair

25+ years experience growing and selling tech companies, including the recent acquisition of KidFund by UNest.



Scott Gigante Chief Technical Advisor

Machine learning scientist with 7+ years in big data, machine learning, data visualization, and software development. Founder of climate advocacy org Yale Forward and lifelong climate activist.



Katherine Gunning Acting Chief Marketing Officer

15+ years in Fintech and Consumer Packaged Goods Marketing on Madison Avenue and Wall Street. J.P. Morgan, Unilever, Nestle, Cart.com, IEX



Raise Green
We make climate investment opportunities available for nearly everyone
26
Climate Deals
$6M
Investment Volume
21K
Total Members
CO2
52K
Tons of Carbon Pollution Avoided
A Techstars portfolio company.
FINRA Member 301770, SEC File No: 7-191
Raise Green is registered with the SEC/FINRA member as a funding portal and does not provide tax, accounting, investment or legal advice. Investing comes with risk of loss. Tons CO2/$- estimates calculated in house using AskSustainable; Climate Deals means securities offerings filed. Investment Volume means total amount funded and closed, data as of 1/31/23



And we are making a real impact....
Impact Awards 2022
Environmental Finance
IMPACT Awards 2022
Winner
Impact investing platform of the year
Raise Green
In communities around the nation
Least Presence
Highest Presence
88
Estimated Jobs created across the US
1129
Average Pounds of Carbon Pollution Avoided per $100 Invested
114M
Avoided 114 MILLION pounds of CO2 Emissions
Source: Lbs CO2/$- estimates calculated in house using AskSustainable methodology; Science Direct, 2022 for jobs multiplier. As of 4/27/23. Map shows state-by-state dispersion of Raise Green investor locations. Environmental Finance Award for 2022 awarded 12/2022

Problem Overview

85% of Americans want sustainable investments, but few impact investing opportunities exist for the wider market. With a need to invest over $4T per year to prevent the worst impacts of climate change, we need to mobilize everyday Americans and give them a platform to potentially make a meaningful difference and earn a return.

That's where Raise Green comes in.

Sources: Morgan Stanley 2019, BCG Analysis, 2022



THERE IS NO PLANET B

Challenge # 1

Barriers to investment opportunities



9 out of 10

Until recently, 9 out of 10 Americans have been mostly left out of opportunities to invest in private companies and local small businesses. Raise Green provides a platform for thousands of Americans to invest directly into climate solutions.

Sources: DQYDJ estimates 10.6% of Americans are Accredited investors, analysis as of June 2021. Private exempt securities offerings have been restricted mostly to only Accredited investors until the passage of the 2012 JOBS Act and finalization of Regulation CF in 2016.

Raise Green

$4.3T Annual Climate Investment Needed

We need at least $4.3 trillion in annual finance flows by 2030 (CAGR 21%) to avoid the worst impacts of climate change, but we're falling far short. Raise Green helps narrow the gap by connecting investors of all sizes with organizations seeking funding to scale climate solutions.

Challenge # 2

Climate finance gap for Mitigation & Adaptation



Figure 2: Global tracked climate finance flows and the average estimated annual climate investment need* through 2050
CLIMATE POLICY INITIATIVE
Climate finance
Range of estimated needs
Needs in the average scenario
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2011
2030
2050
850
9,281
6,349
4,357
14,144
8,996
6,242

Graph shows the amount of climate finance ($850B) in 2021 vs. where we need to be; Climate Policy Initiative 11/2022

Our Solution

Raise Green Impact Investing

Raise Green uses Regulation Crowdfunding (Reg CF) to raise money for pre-screened clean energy projects and climate companies for $50k up to $5M per company per year.

US climate companies can raise non-dilutive debt, equity, convertible notes or SAFEs. This includes projects and companies across many industries and sectors: energy and energy efficiency, food, water and land use, materials and industry, climate intelligence and carbon management, and buildings.

Members can invest as little as $100



Sources: Screen gif is as of 1/2023. Offerings on the platform have as low as $100 as their investment minimum. To invest, you must sign up for a free Raise Green investor account.

Our marketplace connects climate companies with investors

Climate companies get:

- Capital: Raise money on their own financing terms
- Credibility: Easily structure financing
- Customers: Build with community engagement

Impact investors get:

- Compliance: SEC and FINRA registered platform
- Confidence: Fixed income or equity in ESG assets
- Community: Nearly anyone can invest



Lumen Energy
$250K
National Energy Improvement Fund (NEIF)
$2M
SolSolutions LLC
$250K

On Capital, Raise Green works with the company to determine appropriate terms; On Confidence, Raise Green pre-screens all investments on the platform for their touchpoint to climate; we do not guarantee the return on investment. On Community, to invest you must open an open an account, pass KYC/AML, comply with local laws. Screenshot as of 2021.

Impact Investor Testimonials



"I like the opportunity to put my money to good use & get payback on it as well. It is also nice to feel like those of us who don't have hundreds of thousands of dollars can also participate - and gain wealth from - the green energy transition"

Emma Crow Willard
Raise Green Investor



"I believe it is no longer sufficient to donate to our favorite environmental groups & expect the world to change on the scale it needs to..."

John Knox
Raise Green Investor



"Raise Green empowers changemakers who want to support environmentally & socially impactful projects in their communities, so they can do good while doing well."

David Burt
Raise Green Investor



"Investing in CGB Green Liberty Note aligns with my professional & personal goals to bring values-aligned investing to scale. Raise Green allows me to create economic opportunities, revitalize communities, & drive solutions to climate justice."

Anna Smukowski
Raise Green Investor

More than 10x Pipeline Growth year over year

>450
Funding Applications Received

$205M
130 Active Projects

7%
Success Fee

$5.8M
Potential Revenue

TOTAL PIPELINE: $205,302,000
Total Pipeline Growth YOY: 10.2x
TOTAL PIPELINE (Excluding Welcome Surveys): $107,399,000
TOTAL REVENUE POTENTIAL (at 7% success fee, $1000 listing fee): $14,501,140
TOTAL PROJECTED REVENUE (at historical average fill rate of 40%): $5,800,456


Solar and Storage


Food and Water Resilience


Biomaterials


Energy Efficiency


Electric Vehicle


Other Climate Tech Ventures

Financing the Next Generation of Climate Innovators

BLOC POWER
NEIF
WESOLAR
CONNECTICUT GREEN BANK
OLA FILTER

95%
Investment Offerings Surpassed Target

>50%
Companies listed on Raise Green are led by Women & People of Color which is more than 10 times the average rate in venture capital.

450+
Funding Applications Across Energy, Food & Agriculture, Transportation, Carbon, Climate Mgt, Industrial, Built Environment, Green Finance

All logos from companies that have listed on the Raise Green platform; data as of 4/2023; Venture Capital reference source: Bloomberg/VentureBeat 11/2022

Raise Green was the platform of choice for three of the leading energy efficiency companies for replicable climate financing

Issuer #1 CONNECTICUT GREEN BANK

The First Green Bank in the United States

Connecticut Green Bank listed the first ever Green Bond certified offering with Reg CF in the US, to fund small businesses energy efficiency measures and reduce their energy costs. Offering met International Capital Markets Association's standards verified by 2nd-party analysis.

Five Capital Raises with Raise Green.

Issuer #2 NEIF

The nation's only Certified B-Corp energy efficiency & resiliency lender

The National Energy Improvement Fund raised capital to augment their growth capital and has conducted 4 successful debt offerings and a preferred equity raise that closed in 2022. Crowdfunding is part of their long-term strategy as a repeatable source of flexible capital.

Five Capital Raises with Raise Green.

Issuer #3 BLOC POWER

An up and coming leader in urban energy efficiency retrofits

BlocPower raised debt for energy efficiency projects for Low-moderate income (LMI) Communities at different lifecycle stages across the U.S. Led by Time Magazine's Dreamer of the year for 2022 Donnel Baird, raised millions of dollars from hundreds of community investors.

Three Capital Raises with Raise Green.

Sources: CT Green Bank: "first Green Bank" (S&P Global 6/2021), "first ever Green Bond certified offering" (BondBuyer 1/2022); NEIF: "nation's only Certified B-Corp energy efficiency and resiliency lender" (Building Performance Association 1/2023); NEIF has closed 5 previous raises. Time's Dreamer of the Year Award for 2022 (TIME 12/2022).

The path to profitability

There's a clear path to **doing well by doing good**. We make money off of a success fee taken on each successfully closed transaction; a one-time listing fee up-front on each offering that we conduct; and a series of other potential revenue streams that diversify our market position and strengthen our strategic partnerships.

7%	**$1,000**	**Other**
Success Fee	Listing Fee	Revenue from
Cash commission on a successful raise through the marketplace	One-time listing fee up-front in each offering that we conduct	Securities Stake, Energy project sales, Software licensing, Premium services, Membership model



$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
Break Even Q3 2023


$0
2021
2022
2023
2024
2025
2026
2027
Platform Revenue
Other Revenue

Sources: The graph is generated from Raise Green's enterprise financial model as of January 2023. The graph contains forward-looking projections which cannot be guaranteed.

We expect 2023 will be the best year yet for climate investing

$1.1T

Record-breaking clean energy investment in 2022

2022 recorded the highest amount of funding for clean energy ever, surpassing $1T globally, matching fossil fuel investments for the first time ever (Bloomberg)

99%

Millennials Want Sustainable Investing

Surge among investors' thematic priorities in investing, growing concern amongst younger generations (Morgan Stanley)

$1.7T

Inflation Reduction Act is the Largest Climate Investment in history

Fundamentally changes the climate finance landscape – new tax incentives, grants, loans, loan guarantees, and technical assistance – it's expected to catalyze $1.7Trillion over 10 yrs (Credit Suisse)

Source : $1.1T global clean energy investing from Bloomberg 1/2023; 99% of Millennials want sustainable investing from Morgan Stanley 10/2021; $1.7T of climate investment catalyzed over 10 years Credit Suisse/Atlantic 10/2022; Raise Green's view on 2023 climate investing based on general market, trends, policy & regulation, it is not guaranteed.

2023 Go-to-Market Strategy

Build An Engaged Community

Our Investor Days, referral program, educational content and programing help drive community growth. We will continue to add more ways for members to connect, learn and invest. Our newly launched *Impact Partners Program* will engage professional networks, industry groups, and financial institutions.

B2B Partnerships Build Issuer and Investor Demand

We have secured roles as financing partner with accelerators and incubators which can provide us with already pre-selected startups groomed and trained for potential success. We are building partnerships with angel syndicates, family offices and an EU-impact investing network with tens of thousands of investors.

Expand Use of Proprietary Software

Our IDC-award winning software, the Originator Engine, uses templated legal and financing documents to accelerate and simplify due diligence, meaning clean energy projects and companies can list their offerings and reach more investors faster, reducing staff time spent per deal. Continue product-led growth through a mobile app, repayments, and impact tracking to add value for investor members.



Sources: Claim "IDC-Award Winning software" from IDC selecting Raise Green as winner of the 2021 Future of Digital Innovation Award for the Financial Services and Insurance category (Businesswire), beating out Goldman Sachs and Bank of America among others (NASDAQ).

Competitive Advantage

Impact Investing

- Proprietary software designed to accelerate diligence and project financing at scale
- Team of experienced finance, business, climate and policy experts
- Category-defining brand with first mover advantage in climate investing Reg CF market
- Opportunities for retail and institutional investors to purchase direct equity, debt and tax-equity in individual renewable energy projects and climate solutions
- Climate investing is expected to grow, AUM reached $64B last year: "Climate will be to this decade what cloud was to the last one."
  Fred Wilson, Union Square Ventures



WUNDER
sunwealth
Raise Green
MOSAIC
ULTRA CAPITAL
energea
Institutional Investors
Crowdfunding
Banyan
YIELDSTREET
FUNDRISE
Republic
start engine
robinhood
Non-ESG Focused Investments

Sources: Climate Tech Venture Capital tracked $64B of investment into climate funds in 2022, 11/21/2022

What We Offer on our Platform

100% history of scheduled debt repayments

Up to 6.5% Annual Returns on Debt

Private exempt securities in pre-screened climate companies

Private exempt equity securities may have a large return:
While ventures don't always succeed, they can have outsized returns. For example, a $100 investment in AirBnB in 2009, was worth $4mil when it went public 11 years later.(KingsCrowd).

Private fixed income can deliver steady returns:
Historically, fixed income offerings on Raise Green have returned up to 6.5% Annual Interest.

Equity	Non-dilutive Debt
→ Simple Agreements for Future Equity	→ Corporate
→ Convertible Notes	→ Construction
→ Preferred Equity	→ Term
→ Common Equity	→ Refinance
→ Sponsor Equity	→ Non-profit
→ Tax Equity	→ Development Capital

Note: Past performance is not a guarantee of future results. Investing in crowdfunded securities is generally considered speculative, and do not invest if you cannot risk loss of your investment.

Community Round Fundraising

$2.7M
Raised to Date

$75K
Target for Reg CF

$124k
Maximum for Reg CF

SAFE Terms:

20% discount

$8M Post-Money Valuation Cap

Liquidation preference

Source: $2.6M raised into the company, Raise Green Inc. as of 1/2023 from all investment sources, does not include non-dilutive grants and awards

Use of Funds


20%
30%
20%
30%

Admin
A small percentage of the proceeds will go toward keeping our engine running as we drive towards our goal to be revenue positive by Q3 2023

Strategic Hires
We have several strategic hires planned in 2023 and 2024 to continue to grow our capacity and responsiveness

Expand Marketing
Expand availability and awareness of impact investing opportunities and access to capital. May include paid digital advertising, PR, events and other outreach

Improve Technology
Improve the investor user experience and the issuer onboarding experience. Through improved technology we can scale more effectively and efficiently on both sides of the marketplace

Decades of experience in climate, clean energy, finance and tech



Franz Hochstrasser
CEO & Co-Founder

15+ year climate + clean energy finance leader in the Obama Administration and helped negotiate the Paris Agreement

The White House, Yale
State Department



Jackie Logan
CIO & Co-Founder

20+ years in capital markets, sales & trading, compliance and private wealth
Wharton MBA

Goldman Sachs
J. P. Morgan



Alison Silverstein
COO

25+ years experience growing and selling tech companies, including the recent acquisition of KidFund by UNest

BDO Seidman, McDermott
Will & Emery



Kate Gunning
Acting CMO

15+ years in Fintech and Consumer Packaged Goods Marketing on Madison Avenue and Wall Street

J.P. Morgan, Unilever,
Nestle, Cart.com, IEX



Scott Gigante
Chief Technical Advisor

7+ years in big data, machine learning, data visualization, and software development.

Yale PhD in Computer Science
Machine Learning

In the News

pv magazine

Fintech meets solar: Raise Green revolutionizes local impact investment

Forbes

"As millennials inherit significant wealth over the coming decades, there needs to be more authentic market-makers, like Raise Green, who are not reclassifying traditional assets by 'greenwashing,' but are pioneering the development of new, truly sustainable investments."

and development

Raise Green is a crowd funding platform providing tools and resources for individuals to directly participate in community solar as well as various clean energy deployments.

DECEMBER 19, 2022 BRIAN SAVAGE

MARKETS | MARKETS & POLICY | UNITED STATES



Also Featured By:

The Boston Globe, Nasdaq, CleanTechnica, cheddar, MarketWatch, Bloomberg, yahoo! finance, gt government technology, AXIOS, BOSTINNO, IMPACTALPHA, crunchbase, Seeking Alpha

Sources: Forbes, 2019; Bostinno, 2020; GovTech, 2020; ImpactAlpha, 2020; CleanTechnica, 2020; Cheddar, 2020; Seeking Alpha, 2020; Bloomberg/MarketWatch listed PRNewswire, 2020; Nasdaq, 2021; Businesswire, 2021; Boston Globe, 2021; Yahoo Finance, 2021; Crunchbase, 2022; Axios, 2022; PVMagazine, 2022

Membership & Partners

Department of Energy, United States of America; MIT Media Lab City Science; The Clean Fight New York; New York State of Opportunity | NYSERDA; NC3 National Coalition for Community Capital; Greentown Labs; techstars_; PCAF Partnership for Carbon Accounting Financials; NorthCapital; SEIA Solar Energy Industries Association®; Tsai Center for Innovative Thinking at Yale; amalgamated bank; Assurely

Join our community on this mission to fund a healthy, just, and sustainable world



www.raisegreen.com



Downloads

Raise Green Company Profile 2023.pdf